UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number: 001-39481

PainReform Ltd.

(Translation of registrant’s name into English)

4 Bruria St. Tel Aviv, 6745442

Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

On February 28, 2021, Assif Stoffman, a member of the board of directors of PainReform Ltd. (the “Company”) notified the Company that effective immediately, he resigned from the board of directors. Mr. Stoffman’s resignation is not a result of any dispute or disagreement with the Company or any matter related to the Company’s operations, policies or practices, the Company’s management or the board of directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2021	PAINREFORM LTD.

	By:	/s/ Ilan Hadar
Ilan Hadar
Chief Executive Officer

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